1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2017
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 17, 2017	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE RULES OF PROCEDURES FOR THE SHAREHOLDERS' MEETING, THE RULES OF PROCEDURES FOR THE BOARD MEETING AND THE RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE MEETING

As considered and approved at the 13th meeting of the sixth session of the board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") on 17 August 2017, the Company was approved to make amendments to the Articles of Association of Aluminum Corporation of China Limited* (the "**Articles of Association**"), the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for the Shareholders' Meeting**"), and the Rules of Procedures for the Board meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for the Board Meeting**"); on the same day, as considered and approved at the 6th meeting of the sixth session of the Supervisory Committee (the "**Supervisory Committee**") of the Company, the Company was approved to make amendments to the Rules of Procedures for the Supervisory Committee meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for the Supervisory Committee Meeting**").

In accordance with the requirements of the State-owned Assets Supervision and Administration Commission of the State Council on Implementation of the Guiding Opinions on Deepening the State-owned Enterprises' Reform of the State Council of the People's Republic of China (《中共中央國務院關於深化國有企業改革的指導意見》), the Board of the Company proposed to include relevant provisions concerning Party-building in the Articles of Association, and reviewed and revised the relevant articles in the Articles of Association, the Rules of Procedures for the Shareholders'

Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting, pursuant to the *Company Law of the People's Republic of China*, the Guidelines for the Articles of Association of Listed Companies (as amended in 2016) issued by the China Securities Regulatory Commission, the rules governing the listing of shares or securities on the stock exchanges on which the Company's shares are listed and relevant provisions under applicable laws, regulations and normative documents, as well as the Company's actual circumstances. For details, please refer to Appendix I, Appendix Ⅱ, Appendix Ⅲ and Appendix Ⅳ as set out in this announcement.

The Board and the Supervisory Committee of the Company are of the opinion that the proposed amendments to the Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting were in the interests of the Company and its shareholders.

The proposed amendments to the Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting shall be subject to the consideration and approval of the shareholders of the Company at the general meeting of the Company before coming into effect. The Company will dispatch the circular containing the details of the proposed amendments to the Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting to the shareholders of the Company as soon as practicable.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the PRC
17 August 2017

As at the date of this announcement, the members of the Board comprise Mr. Yu Dehui, Mr. Ao Hong, Mr. Lu Dongliang and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purpose only*

APPENDIX I
Table of Amendments to the Articles of Association

Article	Original Article	Revised Article
Table of contents	A total of 23 chapters	**A total of 24 chapters** **Newly-added Chapter 10 Party Organizations (the Party Committee)** **The original Chapter 10 to Chapter 23 is renumbered as Chapter 11 to Chapter 24**
Notes under table of contents	In the remarks column of these Articles of Association, "Company Law" means the revised *Company Law of the People's Republic of China* that comes into effect on January 1, 2006; "Securities Act" means the revised Securities *Law of the People's Republic of China* that comes into effect on January 1, 2006; "MP" means the *Mandatory Provisions of Articles of Association of Companies That List Overseas* jointly issued by the former Securities Office of the State Council and the former State Commission for the Restructuring of the Economy; "LR" means *the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited*; "Zheng Jian Hai Han" means the *Letter of Opinion on Supplementing and Amending the Articles of Association of Companies That List in Hong Kong* (ref. Zheng Jian Hai Han [1995] No. 1) jointly issued by the China Securities Regulatory Commission and the former State Commission for the Restructuring of the Economy; "Opinions" means the *Opinions on Further Regulating the Operation and Intensifying the Reform of Companies Listed Overseas* jointly issued by the State Economic and Trade Commission and the China Securities Regulatory Commission;	**Deleted**

Article	Original Article	Revised Article
Notes under table of contents (Continued)	"BSG" means the *Guidelines on the Work of Board Secretaries of Overseas Listed* Companies issued by the China Securities Regulatory Commission. "Guide", "Governance Code", "Rules", "Protection of Public Shareholders", "Opinions on Independent Director", "Notice on Guarantee", "No. 15 Document" respectively refer to the *Guidelines for the Articles of Association of Listed Companies (as Amended in 2006)* issued by the China Securities Regulatory Commission, *Code of Corporate Governance for Listed Companies in China, Rules for the General Assemblies of Shareholders of Listed Companies, Several Provisions on Strengthening the Protection of the Rights and Interests of Public Shareholders, Guiding Opinions on the Establishment of Independent Director Systems by Listed Companies, Notice on External Guarantee by Listed Companies, Notice on Urging the Listed Companies to Amend the Articles of Association.*	

Article	Original Article	Revised Article
Newly-added Article 1		**To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited* (the "Company"), its shareholders and creditors, and to regulate the organization and activities of the Company, the Company formulated the Articles of Association in accordance with laws and regulations such as the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the Constitution of the Communist Party of China (the "Party Constitution"), the Special Regulations of the State Council on the Overseas Offer and Listing of Shares by Joint Stock Limited Companies (the "Special Regulations"), the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies, the Code of Corporate Governance for Listed Companies in China, the rules governing the listing of shares or securities on the stock exchanges on which the Company's Shares are listed (including the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (the "Relevant Listing Rules").**

Article	Original Article	Revised Article
Article 2 (original Article 1)	Aluminum Corporation of China Limited (the "Company") is a joint stock limited company established in accordance with the *Company Law of the People's Republic of China* (the "Company Law"), the *Special Regulations of the State Council for the Share Offerings and Listings Overseas of Joint Stock Limited Companies* (the "Special Regulations"), other relevant State laws and administrative regulations.	**The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations, other relevant State laws and administrative regulations.**
	Following approval by the State Economic and Trade Commission by virtue of the GJMQG [2001] No. 818, the Company was registered with the State Administration for Industry and Commerce (the "SAIC") on September 10, 2001, and obtained a business license of an enterprise with legal personality. The registration number of the Company's business license of an enterprise with legal personality is 100000000035734.	Following approval by the State Economic and Trade Commission by virtue of the GJMQG [2001] No. 818, the Company was registered with the State Administration for Industry and Commerce (the "SAIC") on September 10, 2001, and obtained a business license of an enterprise with legal personality. **The Company's unified social credit code is 911100007109288314.**
	The Company's sponsors include Aluminum Corporation of China, Guangxi Investment Group Co., Ltd., Guizhou Materials Development and Investment Co., Ltd.	The Company's sponsors include Aluminum Corporation of China, Guangxi Investment Group Co., Ltd., Guizhou Materials Development and Investment Co., Ltd.

Article	Original Article	Revised Article
Original Article 2 to Article 5 is renumbered as Article 3 to Article 6		
Original Article 6	The Company hereby formulated these Articles of Association (the "Company's Articles of Association" or the "Articles") at the Shareholders' General Meeting on December 29, 2015 through amending the Company's original Articles of Association (the "Original Articles") in accordance with the *Company Law, the Special Regulations, the Mandatory Provisions of Articles of Association of Companies That List Overseas (the "MP"), the Guidelines for the Articles of Association of Listed Companies (the "Guide"), the Code of Corporate Governance for Listed Companies in China* (the "Governance Code") and relevant provisions of other national laws and administrative regulations.	**This article is deleted**
Second paragraph of Article 9	Subject to CHAPTER 22 of these Articles of Association, shareholders may sue the Company; the Company may sue shareholders, directors, supervisors, the Manager and other senior management staff; shareholders may sue shareholders; and shareholders may sue directors, supervisors, the Manager and other senior management staff of the Company in accordance with these Articles of Association.	Subject to **CHAPTER 23** of these Articles of Association, shareholders may sue the Company; the Company may sue shareholders, directors, supervisors, the Manager and other senior management staff; shareholders may sue shareholders; and shareholders may sue directors, supervisors, the Manager and other senior management staff of the Company in accordance with these Articles of Association.

Article	Original Article	Revised Article
Newly-added Article 12		**In accordance with the relevant regulations of the Party Constitution and the Company Law, organizations of the Communist Party of China (hereinafter the "Party") shall be established; the Party Committee shall play the core leadership role, providing direction, managing the overall situation and ensuring implementation. The working organs of the Party shall be established, equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.**
Original Article 12 to Article 101 is renumbered as Article 13 to Article 102		
Last paragraph of Article 30 (original Article 29)	If the Company buys back its own outstanding shares, it shall do by the provisions set forth from Article 30 to Article 33 of these Articles of Association.	If the Company buys back its own outstanding shares, it shall do by the provisions set forth **from Article 31 to Article 34** of these Articles of Association.
Last paragraph of Article 35 (original Article 34)	The provisions of this Article shall not apply to the circumstances described in Article 36 of this Chapter.	The provisions of this Article shall not apply to the circumstances described in **Article 37** of this Chapter.
First paragraph of Article 37 (original Article 36)	The acts listed below shall not be regarded as acts prohibited under Article 34 of these Articles of Association:	The acts listed below shall not be regarded as acts prohibited under **Article 35** of these Articles of Association:

Article	Original Article	Revised Article
Article 42 (original Article 41)	The directors, supervisors, the Managers and other senior management staff of the Company shall report to the Company the shares of the Company that they hold and the changes in their shareholdings during their term of office. A director, supervisor, the Manager or senior officer shall transfer the shares of the Company in accordance with the provisions in laws, regulations and/or the listing rules.	**Shares held by the promoters in the Company shall be transferred in accordance with the provisions of laws, regulations and/or the listing rules.** **The directors, supervisors, the Managers and other senior management staff of the Company shall report to the Company the shares (including preferred shares) of the Company that they hold and the changes in their shareholdings. Such shares shall be transferred in accordance with the provisions in laws, regulations and/or the listing rules.**
First paragraph of Article 43 (original Article 42)	If a director, supervisor, the Manager, senior deputy manager, deputy manager or other senior management staff of the Company, or a holder of at least 5 percent of the shares of the Company, sells the shares of the Company that he or she holds within six months after acquiring the same, or buys such shares back within six months after selling the same, the gains obtained therefrom shall belong to the Company and the Board of Directors of the Company shall recover such gains from him or her. However, a securities company that underwrote shares on a firm commitment basis and which, after purchasing the shares remaining after the sale, holds at least 5 percent of the shares shall not be subject to the six-month time limit when selling such shares.	**If a director, supervisor, the Manager or other senior management staff of the Company, or a holder of at least 5 percent of the shares of the Company,** sells the shares of the Company that he or she holds within six months after acquiring the same, or buys such shares back within six months after selling the same, the gains obtained therefrom shall belong to the Company and the Board of Directors of the Company shall recover such gains from him or her. However, a securities company that underwrote shares on a firm commitment basis and which, after purchasing the shares remaining after the sale, holds at least 5 percent of the shares shall not be subject to the six-month time limit when selling such shares.

Article	Original Article	Revised Article
Item (8) of Article 55 (original Article 54)	(8) institute a legal action in a People's Court and claim relevant rights, in accordance with the Company Law, other laws, administrative rules and regulations against the acts that damage the Company's interests or infringe the legitimate rights of the shareholders;	(8) institute a legal action in a People's Court and claim relevant rights, **in accordance with the Company Law, other laws, administrative rules and regulations or the Articles of Association,** against the acts that damage the Company's interests or infringe the legitimate rights of the shareholders;
Adding Item (5) to Article 56 (original Article 55)	Holders of common shares of the Company bear the following obligations: (1) to comply with the Articles of Association of the Company; (2) to pay subscription moneys according to the shares subscribed for by them and the method of acquiring such shares; (3) not to return their shares except in circumstances specified in laws and regulations;	Holders of common shares of the Company bear the following obligations: (1) to comply with the Articles of Association of the Company; (2) to pay subscription moneys according to the shares subscribed for by them and the method of acquiring such shares; (3) not to return their shares except in circumstances specified in laws and regulations;

Article	Original Article	Revised Article
Adding Item (5) to Article 56 (original Article 55) (Continued)	(4) not to abuse their shareholders' rights to harm the interests of the Company or those of other shareholders; not to abuse the Company's independent legal person status or shareholders' limited liability to harm the interests of the Company's creditors; if a shareholder abuses his or her shareholder rights, thereby causing the Company or another shareholder to sustain a loss, he or she shall be held liable for damages in accordance with laws; if a shareholder abuses the Company's independent legal person status or shareholders' limited liability to evade a debt, thereby materially harming the interests of a creditor of the Company, he or she shall bear joint and several liability for the debt of the Company; (5) other obligations imposed by laws, administrative rules and regulations and these Articles of Association. Shareholders shall not bear any liability for further contributions to share capital other than the conditions agreed to by the subscribers for the shares at the time of subscription.	(4) not to abuse their shareholders' rights to harm the interests of the Company or those of other shareholders; not to abuse the Company's independent legal person status or shareholders' limited liability to harm the interests of the Company's creditors; if a shareholder abuses his or her shareholder rights, thereby causing the Company or another shareholder to sustain a loss, he or she shall be held liable for damages in accordance with laws; if a shareholder abuses the Company's independent legal person status or shareholders' limited liability to evade a debt, thereby materially harming the interests of a creditor of the Company, he or she shall bear joint and several liability for the debt of the Company; **(5) to submit a written report to the Company on the date when they who have 5% or above of interests in shares carrying voting rights charged their shares;** (6) other obligations imposed by laws, administrative rules and regulations and these Articles of Association. Shareholders shall not bear any liability for further contributions to share capital other than the conditions agreed to by the subscribers for the shares at the time of subscription.

Article	Original Article	Revised Article
Amending Item (15) and adding Item (17) to Article 61(original Article 60)	The Shareholders' General Meeting shall exercise the following functions and powers: (1) to decide on the business policies and investment plans of the Company; (2) to elect and replace directors and decide on matters concerning the remuneration of directors; (3) to elect and replace the supervisors who are to be appointed from among the shareholders' representatives and decide on matters concerning the remuneration of supervisors; (4) to consider and approve reports of the Board of Directors; (5) to consider and approve reports of the Supervisory Committee; (6) to consider and approve the Company's annual financial budget plans and final accounting plans; (7) to consider and approve the Company's profit distribution plans and plans for making up losses; (8) to pass resolutions concerning the increase or reduction of the Company's registered capital;	The Shareholders' General Meeting shall exercise the following functions and powers: (1) to decide on the business policies and investment plans of the Company; (2) to elect and replace directors and decide on matters concerning the remuneration of directors; (3) to elect and replace the supervisors who are to be appointed from among the shareholders' representatives and decide on matters concerning the remuneration of supervisors; (4) to consider and approve reports of the Board of Directors; (5) to consider and approve reports of the Supervisory Committee; (6) to consider and approve the Company's annual financial budget plans and final accounting plans; (7) to consider and approve the Company's profit distribution plans and plans for making up losses; (8) to pass resolutions concerning the increase or reduction of the Company's registered capital;

Article	Original Article	Revised Article
Amending Item (15) and adding Item (17) to Article 61(original Article 60) (Continued)	(9) to pass resolutions on the merger, division, dissolution or liquidation of the Company; (10) to pass resolutions on the issuance of corporate bonds; (11) to pass resolutions on the engagement, dismissal or non-renewal of the engagement of accounting firms by the Company; (12) to amend the Articles of Association of the Company; (13) to pass resolutions on matters relating to the share-related remuneration (such as placement of shares or stock option, etc.) of the employees; (14) to consider and approve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets;	(9) to pass resolutions on the merger, division, dissolution or liquidation of the Company; (10) to pass resolutions on the issuance of corporate bonds; (11) to pass resolutions on the engagement, dismissal or non-renewal of the engagement of accounting firms by the Company; (12) to amend the Articles of Association of the Company; (13) to pass resolutions on matters relating to the share-related remuneration (such as placement of shares or stock option, etc.) of the employees; (14) to consider and approve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets;

Article	Original Article	Revised Article
Amending Item (15) and adding Item (17) to Article 61(original Article 60) (Continued)	(15) to pass resolutions on matters relating to the security for third parties that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting; (16) to consider and approve changes in the use of raising funds; (17) other matters that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting. The Shareholders' General Meeting may delegate or entrust its matters to be handled by the Board of Directors.	(15) to pass resolutions on matters relating to the **security** for third parties that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting; (16) to consider and approve changes in the use of raising funds; **(17) to consider and approve equity incentive schemes;** (18) other matters that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting. The Shareholders' General Meeting may delegate or entrust its matters to be handled by the Board of Directors.

Article	Original Article	Revised Article
Article 62 (original Article 61)	Any external guarantee matters of the Company shall be passed by through deliberation by the Board of Directors. The following guarantee matters after the deliberation by the Board of Directors shall be submitted to the Shareholders' General Meeting for approval: (1) any guarantee provided after the total guarantee amount of the Company and its holding subsidiaries reaches or exceeds 50 percent of the latest audited net assets; (2) any guarantee provided for those whose asset to liability ratio exceeds 70 percent; (3) any guarantee with a single amount guaranteed exceeding 10 percent of the latest audited net assets; (4) security to be provided for a shareholder, the actual controller or a connected person thereof;	**Any guarantee matters** of the Company shall be passed by through deliberation by the Board of Directors. The following guarantee matters after the deliberation by the Board of Directors shall be submitted to the Shareholders' General Meeting for approval: (1) any guarantee provided after **the total guarantee amount of the Company and its holding subsidiaries** reaches or exceeds 50 percent of the latest audited net assets; (2) any guarantee provided for those whose asset to liability ratio exceeds 70 percent; (3) any guarantee with a single amount guaranteed exceeding 10 percent of the latest audited net assets; (4) security to be provided for a shareholder, the actual controller or a connected person thereof;

Article	Original Article	Revised Article
Article 62 (original Article 61) (Continued)	(5) any guarantee provided after the total guaranteed amount of the Company reaches or exceeds 25 percent of the latest audited net assets; (6) other provisions of security that laws, administrative rules and regulations, as well as these Articles of Association specify to be submitted to the Shareholders' General Meeting for approval. If a director, the Manager, senior assistant manager, assistant manager or other senior officer violates a provision on the approval authority or consideration procedure for the provision of security to third parties as specified in laws or these Articles of Association, thereby causing the Company to sustain a loss, he or she shall be held liable for damages and the Company may institute a legal action against him or her in accordance with the laws.	(5) any guarantee provided **after the total guaranteed amount of the Company** reaches or exceeds 25 percent of the latest audited net assets; (6) other provisions of security that laws, administrative rules and regulations, as well as these Articles of Association specify to be submitted to the Shareholders' General Meeting for approval. If **a director, the Manager or other senior officer** violates a provision on the approval authority or consideration procedure for the provision of **security** to third parties as specified in laws or these Articles of Association, thereby causing the Company to sustain a loss, he or she shall be held liable for damages and the Company may institute a legal action against him or her in accordance with the laws.

Article	Original Article	Revised Article
Article 67 (original Article 66)	The motion of the Shareholders' General Meeting shall be the specific motion raised for the matters to be discussed at the Shareholders' General Meeting. The motion of the Shareholders' General Meeting shall meet the following requirements: (1) its content does not contravene laws, administrative regulations and these Articles of Association and falls within the scope of business and duties of the Shareholders' General Meeting; (2) it has specific subject and detailed matters to be examined at the meeting; (3) it shall be submitted or sent to the Board of Directors in writing.	The motion of the Shareholders' General Meeting shall be the specific motion raised for the matters to be discussed at the Shareholders' General Meeting. The motion of the Shareholders' General Meeting shall meet the following requirements: **(1) its content does not contravene laws, administrative regulations and these Articles of Association and falls within duties of the Shareholders' General Meeting;** (2) it has specific subject and detailed matters to be examined at the meeting; (3) it shall be submitted or sent to the Board of Directors in writing.
Second paragraph of Article 69 (original Article 68)	The Shareholders' General Meeting may not vote and pass resolution on motions that are not set forth in the Article 65 and Article 67 or that are not consistent with Article 66 of these Articles of Association.	The Shareholders' General Meeting may not vote and pass resolution on motions that are not set forth in the **Article 66** and **Article 68** or that are not consistent with **Article 67 of these Articles of Association.**

Article	Original Article	Revised Article
Third paragraph of Article 71 (original Article 70)	For holders of H Shares, notice of a Shareholders' General Meeting may also be delivered or provided by other means as specified in Article 231 of these Articles of Association, subject to laws, regulations and the relevant listing rules of the place where the Company's shares are listed.	For holders of H Shares, notice of a Shareholders' General Meeting may also be delivered or provided by other means as specified in **Article 236 of these Articles of Association**, subject to laws, regulations and the relevant listing rules of the place where the Company's shares are listed.
Adding Item (7) to Article 87 (original Article 86)	Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by special resolution: (1) the increase or reduction of the registered capital and issuance of any class of shares, warrants or other similar securities of the Company; (2) the issuance of corporate bonds; (3) division, merger, dissolution and liquidation, as well as major acquisitions or disposals of the Company; (4) the amendment of these Articles of Association; (5) the amendment of the rights of any class shareholders;	Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by special resolution: (1) the increase or reduction of the registered capital and issuance of any class of shares, warrants or other similar securities of the Company; (2) the issuance of corporate bonds; (3) division, merger, dissolution and liquidation, as well as major acquisitions or disposals of the Company; (4) the amendment of these Articles of Association; (5) the amendment of the rights of any class shareholders;

Article	Original Article	Revised Article
Adding Item (7) to Article 87 (original Article 86) (Continued)	(6) in the event of the purchase or sale of (a) material asset(s) of the Company or the provision of security within one year, the amount(s) of which exceeds 25 percent of the audited total assets of the Company as at the most recent period; (7) other matters which laws, administrative rules and regulations or these Articles of Association require to be adopted by special resolution or which the Shareholders' General Meeting considers will have a material impact on the Company and therefore require, by an ordinary resolution, to be adopted by special resolution.	(6) in the event of the purchase or sale of (a) material asset(s) of the Company or the provision of security within one year, the amount(s) of which exceeds 25 percent of the audited total assets of the Company as at the most recent period; **(7) equity incentive schemes;** (8) other matters which laws, administrative rules and regulations or these Articles of Association require to be adopted by special resolution or which the Shareholders' General Meeting considers will have a material impact on the Company and therefore require, by an ordinary resolution, to be adopted by special resolution.
Article 98 (original Article 97)	Shareholders of the affected class, whether or not otherwise having the right to vote at Shareholders' General Meeting, shall have right to vote at class shareholders' meetings in respect of any of the matters referred to in items (2) to (8) and items (11) to (12) of Article 96, except that interested shareholders shall not have the right to vote at class shareholders' meetings.	Shareholders of the affected class, whether or not otherwise having the right to vote at Shareholders' General Meeting, shall have right to vote at class shareholders' meetings in respect of any of the matters referred to in items (2) to (8) and items (11) to (12) of **Article 97**, except that interested shareholders shall not have the right to vote at class shareholders' meetings.

Article	Original Article	Revised Article
Article 98 (original Article 97) (Continued)	For the purposes of the preceding paragraph, the term "interested shareholders" shall have the following meaning: (1) if the Company is to issue a buyback offer to all of the shareholders in the same proportion or is to buy back its own shares through open transactions on a stock exchange in accordance with Article 30 of these Articles of Association, the controlling shareholder as defined in Article 58 of these Articles of Association shall be an "interested shareholder"; (2) if the Company is to buy back its own shares by agreements outside a stock exchange in accordance with Article 30 of these Articles of Association, holders of shares to which such agreements relate shall be "interested shareholders"; (3) shareholders that, under a proposed restructuring of the Company, would bear liabilities in a proportion smaller than that of the liabilities borne by other shareholders of the same class, and shareholders that have an interest in a proposed restructuring of the Company that is different from the interest in such proposed restructuring of other shareholders of the same class, shall be "interested shareholders".	For the purposes of the preceding paragraph, the term "interested shareholders" shall have the following meaning: (1) if the Company is to issue a buyback offer to all of the shareholders in the same proportion or is to buy back its own shares through open transactions on a stock exchange in accordance with **Article 31 of these Articles of Association**, the controlling shareholder as defined in **Article 59 of these Articles of Association** shall be an "interested shareholder"; (2) if the Company is to buy back its own shares by agreements outside a stock exchange in accordance with **Article 31 of these Articles of Association,** holders of shares to which such agreements relate shall be "interested shareholders"; (3) shareholders that, under a proposed restructuring of the Company, would bear liabilities in a proportion smaller than that of the liabilities borne by other shareholders of the same class, and shareholders that have an interest in a proposed restructuring of the Company that is different from the interest in such proposed restructuring of other shareholders of the same class, shall be "interested shareholders".

Article	Original Article	Revised Article
First paragraph of Article 99 (original Article 98)	Resolutions of a class shareholders' meeting may be passed only by two-thirds or more of the equity interests carrying voting rights that are represented at the meeting in accordance with Article 97.	Resolutions of a class shareholders' meeting may be passed only by two-thirds or more of the equity interests carrying voting rights that are represented at the meeting in accordance with **Article 98**.
Newly-added Article 103		**The Company shall set up the Committee of the Communist Party of China of Aluminum Corporation of China Limited (the "Party Committee"), consisting of one secretary, one to two deputy secretary and several members. Eligible members of the Party Committee may serve as members of the Board of Directors, the Supervisory Committee and senior management through statutory procedures, while eligible Party members of the Board of Directors, the Supervisory Committee and senior management may also serve as members of the Party Committee pursuant to relevant provisions and procedures. Meanwhile, the Company shall also set up a disciplinary committee in accordance with the provisions, which shall consist of one secretary and several members.**

Article	Original Article	Revised Article
Newly-added Article 104		**The Party Committee shall fulfil the following responsibilities in accordance with the Constitution of the Communist Party of China and other regulations as prescribed by the Party:** **(1) To ensure and supervise the Company's implementation of policies and guidelines of the Party and the State, and implement major strategic decisions of the Central Committee of the Party and the State Council, as well as important work arrangements of the Party organizations of higher levels.** **(2) To strengthen its leadership and gate keeping role in the process of selection and appointment of personnel, and adhere to the principle of the Party supervising the performance of officials while ensuring the lawful selection by the Board of Directors of the senior management and the lawful exercise of the power of the senior management in the employment of personnel.** **(3) To research and discuss the reform, development and stability of the Company, major operational and management issues and major issues concerning employees' interests, and provide comments and suggestions; to support the Shareholders' General Meeting, the Board of Directors, the Supervisory Committee and the senior management in performing their duties in accordance with law, and support the employee representatives' meeting in carrying out its work.**

Article	Original Article	Revised Article
Newly-added Article 104 (Continued)		(4) To undertake the main responsibility of comprehensive and strict Party management; to lead the Company's ideological and political work, the united front work, the spiritual civilization construction, the corporate culture cultivation as well as the work of groups such as the labor union and the Communist Youth League; to lead the construction of the Party's working style and its clean and honest administration, and support the discipline inspection committee in earnestly performing its supervisory responsibilities. (5) To strengthen the Company's grassroots Party organizations and their team building, give full play to the role of the Party branches as strongholds and to the role of the Party members as pioneers and fine examples, and unite and lead officials and employees to devote themselves into the reform and development of the Company. (6) To handle other important matters within the scope of duties of the Party Committee.
Newly-added Article 105		The Company shall establish a Board of Directors. The Board of Directors is the permanent authority and management decision-making body of the Company, which is subject to the supervision of the Supervisory Committee and all the shareholders, and is responsible for and report to the Shareholders' General Meeting.

Article	Original Article	Revised Article
Original Article 102 to Article 111 is renumbered as Article 106 to Article 115		
Article 106 (original Article 102)	The Company shall establish a Board of Directors. The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company). The Board of Directors shall include one chairman and one vice chairman. As needed, under the Board of Directors there shall be such special committees as a Development and Planning Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee, and an Occupational Health and Safety and Environment Committee. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration Committee and the Nomination Committee shall consist of a majority of independent directors.	**The Board of Directors shall be composed of 9 directors.** The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company). The Board of Directors shall include one chairman and one vice chairman. **As needed, under the Board of Directors there shall be such special committees as an Audit Committee, a Nomination Committee, a Remuneration Committee, a Development and Planning Committee, and an Occupational Health and Safety and Environment Committee**. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration Committee and the Nomination Committee shall consist of a majority of independent directors.

Article	Original Article	Revised Article
Article 112 (original Article 108)	The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets plans and final accounts plans of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issuance of bonds or other securities;	The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets plans and final accounts plans of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issuance of bonds or other securities;

Article	Original Article	Revised Article
Article 112 (original Article 108) (Continued)	(8) to draft plans for major acquisitions or disposals of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company; (9) to make decision on the security for third parties not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these Articles of Association; (10) to decide on such matters as the Company's investments in third parties, purchase and sales of assets, asset mortgages, the provision of security for third parties, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization;	(8) to draft plans for major acquisitions or disposals of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company; 9) to make decision on the **security** not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these Articles of Association; (10) to decide on such matters as the Company's investments in third parties, purchase and sales of assets, asset mortgages, the provision of security for third parties, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization;

Article	Original Article	Revised Article
Article 112 (original Article 108) (Continued)	(12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager, and deciding on matters relating to their remuneration; to appoint or replace the members of the Board of Directors and the Supervisory Committee of the wholly-owned subsidiary; to appoint, replace or recommend the shareholder representatives, directors and supervisors of the subsidiaries controlled by it or equity affiliates; (13) to decide on the establishment of the Company's internal management organization; (14) to formulate amendments to these Articles of Association; (15) to formulate the basic management systems of the Company;	(12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager, and deciding on matters relating to their remuneration; to appoint or replace the members of the Board of Directors and the Supervisory Committee of the wholly-owned subsidiary; to appoint, replace or recommend the shareholder representatives, directors and supervisors of the subsidiaries controlled by it or equity affiliates; (13) to decide on the establishment of the Company's internal management organization; (14) to formulate amendments to these Articles of Association; (15) to formulate the basic management systems of the Company;

Article	Original Article	Revised Article
Article 112 (original Article 108) (Continued)		**<u>(16) to formulate the equity incentive schemes;</u>**
	(16) to make decision on the Company's other major affairs and administrative affairs, and to sign other important agreements, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association;	(17) to make decision on the Company's other major affairs and administrative affairs, and to sign other important agreements, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association;
	(17) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting.	(18) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting
	Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall be passed by the affirmative vote of not less than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9) and (14), which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.	Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall be passed by the affirmative vote of not less than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14) and **<u>(16)</u>** which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.

Article	Original Article	Revised Article
Article 112 (original Article 108) (Continued)	If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she exercise the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. As for the aforementioned items, which shall require the affirmative vote of at least two-thirds of all of the directors for adoption, and shall require adoption by at least two-thirds of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same.	If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she exercise the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. As for the aforementioned items, which shall require the affirmative vote of at least two-thirds of all of the directors for adoption, and shall require adoption by at least two-thirds of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same. **The Company shall formulate the rules for chief legal adviser, under which the chief legal adviser shall present and give legal opinions at the meeting of the Board of Directors whenever legal issue is involved in proposals for consideration and approval thereat.**

Article	Original Article	Revised Article
Newly-added Article 113		**<u>Before making decision on significant matters of the Company, the Board of Directors shall seek advice of the Party Committee.</u>**
Original Article 109 to Article 237 is renumbered as Article 114 to Article 242		
Item (2) of Article 119 (original Article 114)	(2) If the Board of Directors has not specified the time and place of the regular board meeting in advance, the Chairman of the Board shall, at least 14 days in advance, inform the directors and supervisors the time and the place of the board meeting by way of telegraph, telex, fax, courier, registered mail or by specially designated person, except as otherwise provided in Article 113 of these Articles of Association.	(2) If the Board of Directors has not specified the time and place of the regular board meeting in advance, the Chairman of the Board shall, at least 14 days in advance, inform the directors and supervisors the time and the place of the board meeting by way of telegraph, telex, fax, courier, registered mail or by specially designated person, except as otherwise provided in **<u>Article 118 of these Articles of Association</u>**.
First paragraph of Article 120 (original Article 115)	The Board of Directors shall give a prior notice to all the executive and outside directors of any material matter to be resolved by the Board of Directors within a period required by Article 114 of these Articles of Association and provide sufficient materials with respect to such matter in strict accordance with relevant procedures. The directors may require additional materials with respect thereto. If at least one-quarter of the directors or at least two outside directors believe that the motion before the Board of Directors is unclear or unspecific, the meeting materials are insufficient or other such reason, they may jointly propose that the holding of the meeting of the Board of Directors or discussion of the motion in question be postponed to a later time. In such circumstances the Board of Directors shall accept the proposal.	The Board of Directors shall give a prior notice to all the executive and outside directors of any material matter to be resolved by the Board of Directors within a period required by **<u>Article 119 of these Articles of Association</u>** and provide sufficient materials with respect to such matter in strict accordance with relevant procedures. The directors may require additional materials with respect thereto. If at least one-quarter of the directors or at least two outside directors believe that the motion before the Board of Directors is unclear or unspecific, the meeting materials are insufficient or other such reason, they may jointly propose that the holding of the meeting of the Board of Directors or discussion of the motion in question be postponed to a later time. In such circumstances the Board of Directors shall accept the proposal.

Article	Original Article	Revised Article
Article 121 (original Article 116)	Meetings of the Board of Directors may be held only if not less than half of the directors (including any alternate director appointed pursuant to Article 117 of the Company's Articles of Association) attend. Each director shall be entitled to one vote. Resolutions of the Board of Directors must be adopted by the affirmative vote of the majority of all the directors. When the numbers of votes for and against are equal, the chairman of the meeting shall be entitled to one additional vote.	Meetings of the Board of Directors may be held only if not less than half of the directors (including any alternate director appointed pursuant to **Article 122 of the Articles of Association**) attend. Each director shall be entitled to one vote. Resolutions of the Board of Directors must be adopted by the affirmative vote of the majority of all the directors. When the numbers of votes for and against are equal, the chairman of the meeting shall be entitled to one additional vote.
Second paragraph of Article 124 (original Article 119)	The directors shall be liable for the resolutions of the Board of Directors. If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a material loss, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director is proved to have expressed his or her opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be exempted from such liability.	The directors shall be liable for the resolutions of the Board of Directors. If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a material loss, the directors who took part in the resolution shall be liable to the Company for damages. **However, if a director is proved to have expressed his or her opposition to and vote against such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be exempted from such liability.**

Article	Original Article	Revised Article
Article 132 (original Article 127)	If an independent director fails on three consecutive occasions to personally attend a meeting of the Board of Directors, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstances set forth in Article 117, Clause 2, or the circumstance mentioned in the preceding paragraph or a circumstance under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect.	If an independent director fails on three consecutive occasions to personally attend a meeting of the Board of Directors, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstances set forth in **Article 122, Clause 2,** or the circumstance mentioned in the preceding paragraph or a circumstance under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect.
Third paragraph of Article 141 (original Article 136)	A director can be engaged as the part-time Manager, Senior Deputy Manager, Deputy Manager or other senior management staff; however, the number of the directors serving as the part-time Manager, Senior Deputy Manager, Deputy Manager or other senior management staff shall not exceed one half of the Company's total number of directors.	**A director can be engaged as the part-time Manager or other senior management staff; however, the number of the directors serving as the part-time Manager or other senior management staff** shall not exceed one half of the Company's total number of directors.

Article	Original Article	Revised Article
Article 146 (original Article 141)	In the exercise of his or her functions and powers, the Manager, Senior Deputy Manager, Deputy Manager, Chief Financial Officer shall not change the resolutions of the Shareholders' General Meeting and the Board of Directors or exceed the scope of authorization.	In the exercise of his or her functions and powers, **the Manager and other senior management staff** shall not change the resolutions of the Shareholders' General Meeting and the Board of Directors or exceed the scope of authorization.
Article 147 (original Article 142)	In the exercise of his or her functions and powers, the Manager, Senior Deputy Manager, Deputy Manager, Chief Financial Officer shall perform a fiduciary duty and an obligation of diligence in accordance with the laws, administrative regulations and rules, as well as these Articles of Association.	In the exercise of his or her functions and powers, **the Manager and other senior management staff** shall perform a fiduciary duty and an obligation of diligence in accordance with the laws, administrative regulations and rules, as well as these Articles of Association.
Article 148 (original Article 143)	The Manager, Senior Deputy Manager, Deputy Manager, Chief Financial Officer or other senior officer may tender his or her resignation to the Board of Directors in written form three months in advance; the department manager may tender his or her resignation to the Manager in written form two months in advance.	**The Manager and other senior management staff** may tender his or her resignation to the Board of Directors in written form three months in advance; the department manager may tender his or her resignation to the Manager in written form two months in advance.
Article 149 (original Article 144)	The Company shall have a Board of Supervisors. The Supervisory Committee is a regular supervisory department established by the Company. It is responsible for supervising the Board of Directors and its members, as well as the Manager, senior deputy manager, deputy manager, chief financial officer and other senior management staff to prevent them from abusing their powers, or infringing the legal interests of shareholders, the Company, and employees of the Company.	The Company shall have a Board of Supervisors. The Supervisory Committee is a regular supervisory department established by the Company. It is responsible for supervising the Board of Directors and its members, as well as **the Manager and other senior management staff** to prevent them from abusing their powers, or infringing the legal interests of shareholders, the Company, and employees of the Company.

Article	Original Article	Revised Article
Article 153 (original Article 148)	The Company's Directors, Manager, Senior Deputy Manager, Deputy Manager, Chief Financial Officer and other senior management staff may not concurrently serve as supervisors.	**The Company's Directors, Manager and other senior management staff may not concurrently serve as supervisors.**
Article 163 (original Article 158)	None of the following persons may serve as a director, supervisor, manager or other senior management staff of the Company: (1) persons without capacity or with limited capacity for civil acts; (2) persons who were sentenced to criminal punishment for the crime of corruption, bribery, misappropriation of property or diversion of property or for disrupting the order of the socialist market economy, where not more than five years have elapsed since the expiration of the period of punishment; or persons who were deprived of their political rights for committing a crime, where not more than five years have elapsed since the expiration of the period of deprivation; (3) persons who served as directors, or factory directors or managers, who bear personal liability for the bankruptcy liquidation of their companies or enterprises, where not more than three years have elapsed since the date of completion of the bankruptcy liquidation;	None of the following persons may serve as a director, supervisor, manager or other senior management staff of the Company: (1) persons without capacity or with limited capacity for civil acts; (2) persons who were sentenced to criminal punishment for the crime of corruption, bribery, misappropriation of property or diversion of property or for disrupting the order of the socialist market economy, where not more than five years have elapsed since the expiration of the period of punishment; or persons who were deprived of their political rights for committing a crime, where not more than five years have elapsed since the expiration of the period of deprivation; (3) persons who served as directors, or factory directors or managers, who bear personal liability for the bankruptcy liquidation of their companies or enterprises, where not more than three years have elapsed since the date of completion of the bankruptcy liquidation;

Article	Original Article	Revised Article
Article 163 (original Article 158) (Continued)	(4) persons who served as the legal representatives of companies or enterprises that had their business licenses revoked for breaking the law, where such representatives bear individual liability therefor and not more than three years have elapsed since the date of revocation of the business license;	(4) persons who served as the legal representatives of companies or enterprises that had their business licenses revoked for breaking the law, where such representatives bear individual liability therefor and not more than three years have elapsed since the date of revocation of the business license;
	(5) persons with comparatively large debts that have fallen due but have not been settled;	(5) persons with comparatively large debts that have fallen due but have not been settled;
	(6) persons whose cases have been placed on the docket and are being investigated by the judicial authorities because they violated the criminal law, and such cases are still pending;	(6) persons whose cases have been placed on the docket and are being investigated by the judicial authorities because they violated the criminal law, and such cases are still pending;
	(7) national civil servants;	(7) national civil servants;
	(8) persons who may not serve as leaders of enterprises by virtue of laws;	(8) persons who may not serve as leaders of enterprises by virtue of laws;
	(9) persons who are non-natural persons;	(9) persons who are non-natural persons;
	(10) persons ruled by a competent authority to have violated securities-related regulations, where such violation involved fraudulent or dishonest acts and not more than five years have elapsed since the date of the ruling;	(10) persons ruled by a competent authority to have violated securities-related regulations, where such violation involved fraudulent or dishonest acts and not more than five years have elapsed since the date of the ruling;

Article	Original Article	Revised Article
Article 163 (original Article 158) (Continued)	(11) persons who are determined to be banned from entering the securities market by the State Council authorities in charge of securities and whose ban has not been lifted.	(11) persons who are determined to be banned from entering the securities market by the State Council authorities in charge of securities and whose ban has not been lifted; **(12) persons who may not serve as a director, supervisor, manager or other senior management staff of the Company by virtue of laws and regulations of the State and the Listing Rules.**
	As for the current directors, under the above circumstance set forth above, the Board of Directors shall immediately stop relevant directors from performing their duties since the date of knowing the situation occurred, and advice the Shareholders' General Meeting to replace such directors. As for the Manager, the Board of Directors shall immediately stop relevant Manager from performing his or her duties since the date of knowing the situation occurred, and convene the meeting of the Board of Directors to dismiss such Manager. As for the current supervisors, under the above circumstance set forth, the Board of Directors shall immediately stop relevant supervisors from performing their duties since the date of knowing the situation occurred, and advice the Shareholders' General Meeting or the employee representative congress to replace such supervisors.	As for the current directors, under the above circumstance set forth above, the Board of Directors shall immediately stop relevant directors from performing their duties since the date of knowing the situation occurred, and advice the Shareholders' General Meeting to replace such directors. As for the Manager, the Board of Directors shall immediately stop relevant Manager from performing his or her duties since the date of knowing the situation occurred, and convene the meeting of the Board of Directors to dismiss such Manager. As for the current supervisors, under the above circumstance set forth, the Board of Directors shall immediately stop relevant supervisors from performing their duties since the date of knowing the situation occurred, and advice the Shareholders' General Meeting or the employee representative congress to replace such supervisors.

Article	Original Article	Revised Article
Article 173 (original Article 168)	A director, a supervisor, the Manager or other senior management staff of the Company may, by informed decision of the Shareholders' General Meeting, be relieved from liability for a specific breach of his or her obligations, except in circumstances as specified in Article 56 of the Articles of Association.	A director, a supervisor, the Manager or other senior management staff of the Company may, by informed decision of the Shareholders' General Meeting, be relieved from liability for a specific breach of his or her obligations, except in circumstances as specified in **Article 57 of the Articles of Association.**
Second paragraph of Article 174 (original Article 169)	A director may not vote on any contract, transaction or arrangement in which he or she or any person connected to him or her (as defined in the applicable securities listing rules amended from time to time) has a material interest and which is to be approved by the Board of Directors or any other proposals related thereto. Additionally, he or she may not count in the quorum for the meeting.	A director may not vote on any contract, transaction or arrangement in which he or she or any **close** associate connected to him or her (as defined in the applicable securities listing rules amended from time to time) has a material interest and which is to be approved by the Board of Directors or any other proposals related thereto. Additionally, he or she may not count in the quorum for the meeting.
Article 179 (original Article 174)	A loan guarantee provided by the Company in breach of the first paragraph of Article 172 shall be unenforceable against the Company, unless: (1) the loan was provided to a connected person of a director, a supervisor, the Manager or other senior management staff of the Company or of its parent company, and at the time the loan was advanced the lender did not know the relevant circumstances; (2) the collateral provided by the Company has been lawfully sold by the lender to a bona fide purchaser.	A loan guarantee provided by the Company in breach of **the first paragraph of Article 177** shall be unenforceable against the Company, unless: (1) the loan was provided to a connected person of a director, a supervisor, the Manager or other senior management staff of the Company or of its parent company, and at the time the loan was advanced the lender did not know the relevant circumstances; (2) the collateral provided by the Company has been lawfully sold by the lender to a bona fide purchaser.

Article	Original Article	Revised Article
Item (2) of Article 184 (original Article 179)	(2) anyone making a purchase offer with a view to the offeror becoming a controlling shareholder as defined in the Article 58 of these Articles of Association.	(2) anyone making a purchase offer with a view to the offeror becoming a controlling shareholder as defined in the **Article 59 of these Articles of Association**.
Third paragraph of Article 188 (original Article 183)	Subject to the laws, regulations and listing rules of the place where Company's shares are listed, the aforementioned financial reports may be provided to shareholders by other means as specified in Article 231 of these Articles of Association.	Subject to the laws, regulations and listing rules of the place where Company's shares are listed, the aforementioned financial reports may be provided to shareholders by other means as specified in **Article 236 of these Articles of Association.**
Third paragraph of Article 200 (original Article 195)	Where the Company does not distribute cash dividend by reason of the exceptional circumstances in Article 194 above, the Board of Directors shall explain the specific reasons for not distributing cash dividends, the exact purpose for the retained profit and the estimated investment return, and upon the independent Directors having expressed their opinions thereon, submit such proposal to the general meeting for consideration, and disclose the same in the media designated by the Company.	Where the Company does not distribute cash dividend by reason of the exceptional circumstances in **Article 199** above, the Board of Directors shall explain the specific reasons for not distributing cash dividends, the exact purpose for the retained profit and the estimated investment return, and upon the independent Directors having expressed their opinions thereon, submit such proposal to the general meeting for consideration, and disclose the same in the media designated by the Company.

Article	Original Article	Revised Article
Article 205 (original Article 200)	Subject to the paragraph 2, Article 60 and the item (17), paragraph 1, Article 108 of these Articles of Association, the Board of Directors may decide to distribute the interim dividend or special dividend.	Subject to **the paragraph 2, Article 61 and the item (18), paragraph 1, Article 112 of these Articles of Association**, the Board of Directors may decide to distribute the interim dividend or special dividend.
Second paragraph of Article 218 (original Article 213)	Where a notice is deposited under the preceding paragraph, the Company must within 14 days send a copy of the notice to the competent authority. If the notice contained a statement as mentioned in the two items of the preceding paragraph, the Company shall make a copy of such statement available at its offices for inspection by shareholders. The Company shall additionally send a copy of the aforementioned statement to each holder of H Shares by prepaid mail at the recipient's address shown in the register of shareholders. Subject to the laws, regulations and listing rules of the place where Company shares are listed, a copy of the aforementioned statement may alternatively be provided to holders of H Shares by other means as specified in Article 231 of the Articles of Association.	Where a notice is deposited under the preceding paragraph, the Company must within 14 days send a copy of the notice to the competent authority. If the notice contained a statement as mentioned in the two items of the preceding paragraph, the Company shall make a copy of such statement available at its offices for inspection by shareholders. The Company shall additionally send a copy of the aforementioned statement to each holder of H Shares by prepaid mail at the recipient's address shown in the register of shareholders. Subject to the laws, regulations and listing rules of the place where Company shares are listed, a copy of the aforementioned statement may alternatively be provided to holders of H Shares by other means as specified in **Article 236 of the Articles of Association.**

Article	Original Article	Revised Article
Article 242 (original Article 237)	For the purposes of these Articles of Association, the term "accounting firm" shall have the same meaning as the term "auditor". The "Manager", "Senior Deputy Manager" and "Deputy Manager" in these Articles of Association refer to the Company's "President", "Senior Deputy President" and "Deputy President". The "Executive Director" in these Articles of Association refers to the director working in the Company.	For the purposes of these Articles of Association, the term "accounting firm" shall have the same meaning as the term "auditor". The "Manager", "Senior Deputy Manager" and "Deputy Manager" in these Articles of Association refer to the Company's "President", "Senior Deputy President" and "Deputy President". **The "Other Senior Management Staff" in these Articles of Association includes but not limited to "Senior Deputy President", "Deputy President", the "Chief Financial Officer" and the "Secretary to the Board" and so forth.** The "Executive Director" in these Articles of Association refers to the director working in the Company. **The "Actual Controller" in these Articles of Association refers to the person who has actually control over the actions of the Company via investment, agreement or other arrangement although he or she might not be the shareholder of the Company.** **The "Close Associate" in these Articles of Association shall have the same meaning as defined in Rule 19A.04 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.** **The "Secretary to the Board" in these Articles of Association shall have the same meaning as the "Company Secretary" under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.**

APPENDIX II
Table of Amendments to the Rules of Procedures for Shareholders' Meeting

Article	Original Article	Revised Article
Article 1	To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited (the "Company"), its Shareholders and creditors, and to regulate the organization and activities of the General Meeting of the Company, the Company formulated these Rules of Procedures ("these Rules") in accordance with laws and regulations such as the Company Law of the People's Republic of China, the Rules of General Meetings of Listed Companies made by CSRC, Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies (as amended in 2006), the Guidelines for the Governance of Listed Companies and the Rules of General Meetings of Listed Companies, the relevant listing rules of securities or shares of the stock exchanges where the Company's share is listed (including but not limited to the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange) (hereafter as "listing rules of listing places") as well as the Articles of Association of Aluminum Corporation of China Limited (the "Articles of Association").	**To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited (the "Company"), its Shareholders and creditors, and to regulate the organization and activities of the General Meeting of the Company, the Company formulated these Rules of Procedures ("these Rules") in accordance with laws and regulations and normative documents such as the Company Law of the People's Republic of China, Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies, the Guidelines for the Governance of Listed Companies and the Rules of General Meetings of Listed Companies, the listing rules of shares or securities of the stock exchanges where the Company's share is listed (including the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (hereafter as "Relevant Listing Rules") as well as the Articles of Association of Aluminum Corporation of China Limited (the "Articles of Association").**

Article	Original Article	Revised Article
Article 3	The General Meeting may exercise the following functions and powers: (1) to decide on the operating policies and investment plans of the Company; (2) to elect and remove directors and to fix the remuneration of the relevant directors; (3) to elect and remove supervisors (being Shareholders' representatives), and to fix the remuneration of the relevant supervisors; (4) to examine and approve the reports of the Board of the Directors; (5) to examine and approve the reports of the Supervisory Committee; (6) to examine and approve the proposed annual financial budgets and final accounts of the Company; (7) to examine and approve the profit distribution plans and loss recovery plans of the Company;	The General Meeting may exercise the following functions and powers: (1) to decide on the operating policies and investment plans of the Company; (2) to elect and remove directors and to fix the remuneration of the relevant directors; (3) to elect and remove supervisors (being Shareholders' representatives), and to fix the remuneration of the relevant supervisors; (4) to examine and approve the reports of the Board of the Directors; (5) to examine and approve the reports of the Supervisory Committee; (6) to examine and approve the proposed annual financial budgets and final accounts of the Company; (7) to examine and approve the profit distribution plans and loss recovery plans of the Company;

Article	Original Article	Revised Article
Article 3 (Continued)	(8) to adopt resolutions on any increase or reduction of registered capital by the Company; (9) to adopt resolutions on matters such as merger, division, dissolution and liquidation of the Company; (10) to adopt resolutions on the issue of bonds of the Company; (11) to adopt resolutions on the appointments, dismissals or non-reappointments of accounting firms; (12) to amend the Articles of Association; (13) to examine and approve decisions in relation to share-based remunerations (such as rights issue or share option etc.) of the employees; (14) to make decisions on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's total assets;	(8) to adopt resolutions on any increase or reduction of registered capital by the Company; (9) to adopt resolutions on matters such as merger, division, dissolution and liquidation of the Company; (10) to adopt resolutions on the issue of bonds of the Company; (11) to adopt resolutions on the appointments, dismissals or non-reappointments of accounting firms; (12) to amend the Articles of Association; (13) to examine and approve decisions in relation to share-based remunerations (such as rights issue or share option etc.) of the employees; (14) to make decisions on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's total assets;

Article	Original Article	Revised Article
Article 3 (Continued)	(15) to make decisions on external guarantee matters subject to review and approval by General Meeting as required by laws, administrative regulations and the Article of Association of the Company; (16) to examine and approve changes of purpose of the funds raised; (17) other matters the resolutions concerning which shall be made by the General Meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company. The General Meeting may authorize or delegate to the Board of Directors to attend to its authorization or entrusted matters.	(15) to make decisions on **guarantee** matters subject to review and approval by General Meeting as required by laws, administrative regulations and the Article of Association of the Company; (16) to examine and approve changes of purpose of the funds raised; **(17) to examine and approve equity incentive schemes;** (18) other matters the resolutions concerning which shall be made by the General Meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company. The General Meeting may authorize or delegate to the Board of Directors to attend to its authorization or entrusted matters.

Article	Original Article	Revised Article
Article 4	Any and all external guarantee matters of the Company shall be subject to review and approval of the Board of Directors. The following guarantee matters, upon the review and approval of the Board of Directors, shall be further submitted to General Meeting for review and approval: (1) any guarantee provided after the gross amount of external guarantees offered by the Company and its controlled subsidiaries has reached or exceeded 50% of the latest audited net asset; (2) guarantee offered to an object with an asset-debt ratio above 70%; (3) any single guarantee amounting above 10% of the latest audited net asset; (4) guarantee offered to a shareholder, the actual controller of the Company or its related parties;	Any and all **<u>guarantee</u>** matters of the Company shall be subject to review and approval of the Board of Directors. The following guarantee matters, upon the review and approval of the Board of Directors, shall be further submitted to General Meeting for review and approval: (1) any guarantee provided after the **<u>gross amount of guarantees offered by the Company and its controlled subsidiaries</u>** has reached or exceeded 50% of the latest audited net asset; (2) guarantee offered to an object with an asset-debt ratio above 70%; (3) any single guarantee amounting above 10% of the latest audited net asset; (4) guarantee offered to a shareholder, the actual controller of the Company or its related parties;

Article	Original Article	Revised Article
Article 4 (Continued)	(5) any guarantee provided after the Company's external guarantees have reached or exceeded 25% of its latest audited total assets; (6) other guarantee matters to be submitted to General Meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the Company. A director, president, senior deputy president, deputy president or any other senior management members of the Company shall be liable for compensation when they have caused losses to the Company by violating the external guarantee approval authority and review procedure requirements set forth in laws, administrative regulations or the Articles of Association of the Company, and the Company may bring a legal action against him or her according to laws.	(5) any guarantee provided after **the gross amount of guarantees offered by the Company** have reached or exceeded 25% of its latest audited total assets; (6) other guarantee matters to be submitted to General Meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the Company. **A director, president or any other senior management members** of the Company shall be liable for compensation when they have caused losses to the Company by violating the **guarantee** approval authority and review procedure requirements set forth in laws, administrative regulations or the Articles of Association of the Company, and the Company may bring a legal action against him or her according to laws.

Article	Original Article	Revised Article
Article 11	Proposals before any General Meeting shall be specific motions on matters to be discussed at the General Meeting. A motion proposed at the General Meeting shall satisfy the following criteria: (1) the substance of the motion proposed shall not conflict with laws, administrative regulations and the requirements set forth in the Articles of Association, and shall fall within the scope of business of the Company and the functions of the General Meeting; (2) there is a clear subject of discussion and a specific resolution; (3) the motion shall be submitted or delivered to the Board of Directors in writing.	Proposals before any General Meeting shall be specific motions on matters to be discussed at the General Meeting. A motion proposed at the General Meeting shall satisfy the following criteria: (1) **the substance of the motion proposed shall not conflict with laws, administrative regulations and the relevant requirements set forth in the Articles of Association, and shall fall within the scope of the functions of the General Meeting of the Company;** (2) there is a clear subject of discussion and a specific resolution; (3) the motion shall be submitted or delivered to the Board of Directors in writing.
Article 44	The following matters shall be passed by special resolutions of a General Meeting: (1) the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company; (2) the issue of corporate bonds; (3) the division, merger, dissolution, liquidation and material acquisition or disposal; (4) the amendments to the Articles of Association;	The following matters shall be passed by special resolutions of a General Meeting: (1) the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company; (2) the issue of corporate bonds; (3) the division, merger, dissolution, liquidation and material acquisition or disposal; (4) the amendments to the Articles of Association;

Article	Original Article	Revised Article
Article 44 (Continued)	(5) the amendments to the rights of holders of any class of shares; (6) the purchase, disposal of material assets or guarantees with an amount more than 25% of the latest audited total assets of the Company during one year; (7) such other matters as required by laws, administrative regulations or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.	(5) the amendments to the rights of holders of any class of shares; (6) the purchase, disposal of material assets or guarantees with an amount more than 25% of the latest audited total assets of the Company during one year; **(7) equity incentive schemes;** (8) such other matters as required by laws, administrative regulations or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.
Article 46	The Company may provide conveniences to shareholders to facilitate their participation in the General Meeting through various means and approaches, including modern information technology such as on-line voting platform, provided that the legality and validity of the General Meeting are assured.	The Company may provide conveniences to shareholders to facilitate their participation in the General Meeting through various means and approaches, including **giving priority to** on-line voting platform and other modern information technology, provided that the legality and validity of the General Meeting are assured.

Article	Original Article	Revised Article
Article 60	Shareholders of the affected class, whether or not having the right to vote at the General Meeting, shall nevertheless have the right to vote at class meetings on matters concerning in clause (2) to (8) and (11) to (12) of Article 59 of these Rules, but interested shareholders shall not be entitled to vote at class meetings. The interested shareholders mentioned in the preceding paragraph shall have the following meanings: (1) in the case of a repurchase of the Company's own shares by offers to all shareholders pro rata or a public dealing on a stock exchange in accordance with Article 30 of the Articles of Association, "interested shareholders" shall refer to the controlling shareholders as defined in Article 58 of the Articles of Association;	Shareholders of the affected class, whether or not having the right to vote at the General Meeting, shall nevertheless have the right to vote at class meetings on matters concerning in clause (2) to (8) and (11) to (12) of Article 59 of these Rules, but interested shareholders shall not be entitled to vote at class meetings. The interested shareholders mentioned in the preceding paragraph shall have the following meanings: (1) in the case of a repurchase of the Company's own shares by offers to all shareholders pro rata or a public dealing on a stock exchange in accordance with **Article 31 of the Articles of Association**, "interested shareholders" shall refer to the controlling shareholders as defined in **Article 59 of the Articles of Association;**

Article	Original Article	Revised Article
Article 60 (Continued)	(2) in the case of a repurchase of its own shares by an off-market agreement in accordance with Article 30 of the Articles of Association, "interested shareholders" shall refer to the Shareholders to which the proposed agreement relates; (3) in the case of a restructuring plan of the Company, "interested shareholders" shall refer to shareholders within a class who bear liabilities less than the proportion burden imposed on other shareholders of that class or who have interests different from those held by Shareholders of the same class.	(2) in the case of a repurchase of its own shares by an off-market agreement in accordance with **Article 31 of the Articles of Association,** "interested shareholders" shall refer to the Shareholders to which the proposed agreement relates; (3) in the case of a restructuring plan of the Company, "interested shareholders" shall refer to shareholders within a class who bear liabilities less than the proportion burden imposed on other shareholders of that class or who have interests different from those held by Shareholders of the same class.

APPENDIX III
Table of Amendments to the Rules of Procedures for the Board of Directors

Article	Original Article	Revised Article
Article 1	These rules are hereby formulated in accordance with the *Company Law of the People's Republic of China, Securities Law of People's Republic of China, Mandatory Provisions of Articles of Association of Companies Listed Overseas, CSRC Guidelines for Articles of Association of Chinese Listed Companies, Code of Corporate Governance for Listed Companies in China, Rules of Shanghai Stock Exchange on Listing Stocks* (hereinafter referred to as "SSE Listing Rules"), *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited* (hereinafter referred to as "Exchange Listing Rules"), (SSE Listing Rules and Exchange Listing Rules are collectively referred to as "listing rules of the place where Company shares are listed"), *Articles of Association of Aluminum Corporation of China Limited* and other relative provisions (hereinafter referred to as the "Articles of Association"), with the purpose of improving the corporate governance structure of Aluminum Corporation of China Limited (hereinafter referred to as the "Company"), ensuring that the Board of Directors can make the effective demonstration, scientific and prudent decisions, and standardizing the working procedures of the Board of Directors.	**These rules are hereby formulated in accordance with laws and regulations such as the *Company Law of the People's Republic of China, Securities Law of People's Republic of China, Mandatory Provisions of Articles of Association of Companies Listed Overseas, CSRC Guidelines for Articles of Association of Chinese Listed Companies, Code of Corporate Governance for Listed Companies in China,* the listing rules of shares or securities of the stock exchanges where the Company's share is listed (including the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (hereafter as "Relevant Listing Rules"), and *Articles of Association of Aluminum Corporation of China Limited* (hereinafter referred to as the "Articles of Association"), with the purpose of improving the corporate governance structure of Aluminum Corporation of China Limited (hereinafter referred to as the "Company"), ensuring that the Board of Directors can make the effective demonstration, scientific and prudent decisions, and standardizing the working procedures of the Board of Directors.**

Article	Original Article	Revised Article
Article 14	No director may act on behalf of the Company or the Board of Directors in his or her own name unless these Articles of Association specify that he or she may do so or he or she is lawfully authorized to do so by the Board of Directors.	No director may act on behalf of the Company or the Board of Directors in his or her own name unless these Articles of Association specify that he or she may do so or he or she is lawfully authorized to do so by the Board of Directors. **When a director acts on his/her own behalf and a third party reasonably considers such director is acting on behalf of the Company or the Board of Directors, such director shall declare in advance his/her position and capacity.**
Article 20	A director who causes the Company to sustain a loss due to his or her unauthorized departure from office prior to the end of his or her term shall be liable for damages.	**If a director violates laws, administrative regulations, department rules or the Articles of Association when performing his/her duties in the Company, such director shall indemnify the Company against losses incurred by the Company due to such violation.**
Article 23	If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a loss, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director is proved to have expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be released from such liability.	If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a loss, the directors who took part in the resolution shall be liable to the Company for damages. **However, if a director is proved to have expressed his opposition to and voted against such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be released from such liability.**

Article	Original Article	Revised Article
Article 37	The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets and final accounts of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of bonds;	The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets and final accounts of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of bonds;

Article	Original Article	Revised Article
Article 37 (Continued)	(8) to draft plans for major acquisitions of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company; (9) to make decision on the security for third parties not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association; (10) to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, the provision of security for third parties, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager, and deciding on matters relating to their remuneration; (13) to decide on the establishment of the Company's branches' organization;	(8) to draft plans for major acquisitions of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company; (9) to make decision on the **security** not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association; (10) to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, the provision of security for third parties, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager, and deciding on matters relating to their remuneration; (13) to decide on the establishment of the Company's branches' organization;

Article	Original Article	Revised Article
Article 37 (Continued)	(14) to formulate amendments to these Articles of Association; (15) to formulate the basic management systems of the Company; (16) to make decision on the Company's other major affairs and administrative affairs, other important agreements signed, other functions and powers provided for in laws or these Articles of Association or granted by the Shareholders' General Meeting, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; (17) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9) and (14), which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.	(14) to formulate amendments to these Articles of Association; (15) to formulate the basic management systems of the Company; **(16) to formulate share incentive schemes;** (17) to make decision on the Company's other major affairs and administrative affairs, other important agreements signed, other functions and powers provided for in laws or these Articles of Association or granted by the Shareholders' General Meeting, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; (18) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14) and **(16)** which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.

Article	Original Article	Revised Article
Article 37 (Continued)	If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration.	If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration.
Newly-Added Article 38		**Before making decision on significant matters of the Company, the Board of Directors shall seek advice of the Party Committee.**

Article	Original Article	Revised Article
<u>Original Article 38 to Article 93 is renumbered as Article 39 to Article 94</u>		
Article 42 (original Article 41)	The Company's Board of Directors authorizes the Company's management to decide the following transactions and matters: (1) the Company's wholly owned or holding construction projects with the construction investment of less than RMB1.5 billion Yuan; (2) the abandon and leasing of the assets of the Company and the subsidiaries with the net book value of less than RMB1 billion Yuan; the transfer and replacement of the assets of the Company and the subsidiaries with the transaction amount of less than RMB1 billion Yuan; (3) calculated in accordance with the equity ratio, the M & A and joint venture with the currency capital contribution of less than RMB500 million Yuan, or the total assets and currency contribution of less than RMB1 billion Yuan (including the currency contribution of no more than RMB500 million Yuan); (4) the investment in finance, securities and its derivatives with the investment amount of less than RMB100 million Yuan;	The Company's Board of Directors authorizes the Company's management to decide the following transactions and matters: (1) the Company's wholly owned or holding construction projects with the construction investment of less than RMB1.5 billion Yuan; (2) the abandon and leasing of the assets of the Company and the subsidiaries with the net book value of less than RMB1 billion Yuan; the transfer and replacement of the assets of the Company and the subsidiaries with the transaction amount of less than RMB1 billion Yuan; (3) calculated in accordance with the equity ratio, the M & A and joint venture with the currency capital contribution of less than RMB500 million Yuan, or the total assets and currency contribution of less than RMB1 billion Yuan (including the currency contribution of no more than RMB500 million Yuan); (4) the investment in finance, securities and its derivatives with the investment amount of less than RMB100 million Yuan;

Article	Original Article	Revised Article
Article 42 (original Article 41) (Continued)	(5) the connected transaction with the trading volume of less than 0.1% of the total assets disclosed as at the most recent period.	**(5)** **any testing carried out in accordance with the relevant assets ratio, revenue ratio, consideration ratio and equity ratio in terms of trading volume; the connected transaction whose any testing ratio is less than 0.1%.**
First paragraph of Article 57 (original Article 56)	In case of one of the following circumstances, the Chairman of the Board shall convene and preside over the extraordinary meeting within 10 working days after the Chairman of the Board personally receive the proposal or the requirements of the securities regulatory authorities; the extraordinary meeting is not limited to the aforementioned meeting notice period in Article 54, if:	In case of one of the following circumstances, the Chairman of the Board shall convene and preside over the extraordinary meeting within 10 working days after the Chairman of the Board personally receive the proposal or the requirements of the securities regulatory authorities; the extraordinary meeting is not limited to **the aforementioned meeting notice period in Article 55,** if:
First paragraph of Article 65 (original Article 64)	The Board's Office shall be responsible for preparing the materials about the meeting of the Board of Directors and must send the meeting materials to all directors via fax, mail, email or by hand 14 days before the regular meeting of the Board of Directors or 7 days before the extraordinary meeting of the Board of Directors for review. In case of special circumstances that the meeting materials can not be provided timely, it shall be explained in advance.	The Board's Office shall be responsible for preparing the materials about the meeting of the Board of Directors and must send the meeting materials to all directors via fax, mail, email or by hand 14 days before the regular meeting of the Board of Directors or **10 days before the extraordinary meeting of the Board of Directors** for review. In case of special circumstances that the meeting materials can not be provided timely, it shall be explained in advance.

Article	Original Article	Revised Article
Article 69 (original Article 68)	The following matters shall be shall be subject to the affirmative vote of at least two-thirds of the members of the Supervisory Committee: (1) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of bonds; (2) to draft plans for major acquisitions of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company; (3) the Company's matters relating to the security for third parties decided by the Board of Directors; (4) to formulate amendments to these Articles of Association.	The following matters shall be shall be subject to the affirmative vote of at least two-thirds of the members of the Supervisory Committee: (1) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of bonds; (2) to draft plans for major acquisitions of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company; (3) the Company's matters relating to the **security** decided by the Board of Directors; (4) to formulate amendments to these Articles of Association; **(5) to formulate share incentive schemes.**

APPENDIX IV
Table of Amendments to the Rules of Procedures for the Supervisory Committee

Article	Original Article	Revised Article
Article 1	These rules are hereby formulated in accordance with the *Company Law of the People's Republic of China, Mandatory Provisions of Articles of Association of Companies Listed Overseas, CSRC Guidelines for Articles of Association of Chinese Listed Companies, Code of Corporate Governance for Listed Companies in China, Rules of Shanghai Stock Exchange on Listing Stocks, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited,* other regulatory rules of the place where the Company's shares are listed inside and outside China and *the Articles of Association of Aluminum Corporation of China Limited* and other relative provisions (hereinafter referred to as the "Articles of Association"), with the purpose of further standardizing the discussing and voting procedures of the Company's Supervisory Committee, promoting the supervisors and the Supervisory Committee to effectively fulfil their supervisory responsibilities and improving the Company's corporate governance structure.	**These rules are hereby formulated in accordance with laws, regulations and normative documents such as the *Company Law of the People's Republic of China, Mandatory Provisions of Articles of Association of Companies Listed Overseas, CSRC Guidelines for Articles of Association of Chinese Listed Companies, Code of Corporate Governance for Listed Companies in China*, the listing rules of shares or securities of the stock exchanges where the Company's shares are listed (including the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (hereafter as "Relevant Listing Rules") and the Articles of Association of Aluminum Corporation of China Limited and other relative provisions (hereinafter referred to as the "Articles of Association"), with the purpose of further standardizing the discussing and voting procedures of the Company's Supervisory Committee, promoting the supervisors and the Supervisory Committee to effectively fulfil their supervisory responsibilities and improving the Company's corporate governance structure.**

Article	Original Article	Revised Article
Article 2	The Supervisory Committee is Company's standing supervisory body, responsible for supervising the Board of Directors and its members, President, Senior Vice President, Vice President, Financial Controller and other senior management staff and preventing them from infringing the legitimate rights and interests of the shareholders, the Company and the employees.	The Supervisory Committee is Company's standing supervisory body, responsible for supervising the Board of Directors and its members, President, **and other senior management staff** and preventing them from infringing the legitimate rights and interests of the shareholders, the Company and the employees.
Article 5	The Supervisory Committee shall be responsible for the Shareholders' General Meeting and exercise the following duties in accordance with laws: (1) to check Company finance; to examine and submit written opinions on the periodical Company reports prepared by the Board of Directors;	The Supervisory Committee shall be responsible for the Shareholders' General Meeting and exercise the following duties in accordance with laws: **(1) to supervise and check Company finance; to examine and submit written opinions on the periodical Company reports prepared by the Board of Directors; and to examine and submit written opinions on the annual social responsibility report of the Company (the Environmental, Social and Governance Report (referred to as ESG Report) under Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited);**

Article	Original Article	Revised Article
Article 5 (Continued)	(2) to supervise directors, presidents and senior management personnel when carrying out their duties; to suggest the removal of directors or senior management personnel who contravene the laws, administrative regulations, the Articles or resolutions of shareholders' general meetings; (3) when an action of a director, a president or senior management personnel damages the Company interests, it requests that director, presidents or senior management personnel to make corrections; (4) to verify financial information such as financial reports, business reports, profit distribution plans, etc. that the Board of Directors intents to submit to the Shareholders' General Meeting and, if in doubt, to be able to appoint, in the name of the Company, a registered accountant or practicing auditor to assist in reviewing such information;	(2) to supervise directors, presidents and senior management personnel when carrying out their duties; to suggest the removal of directors or senior management personnel who contravene the laws, administrative regulations, the Articles or resolutions of shareholders' general meetings; (3) when an action of a director, a president or senior management personnel damages the Company interests, it requests that director, presidents or senior management personnel to make corrections and **report it to the Shareholders' General Meeting or relevant authorities in the PRC if necessary;** (4) to verify financial information such as financial reports, business reports, profit distribution plans, etc. that the Board of Directors intents to submit to the Shareholders' General Meeting and, if in doubt, to be able to appoint, in the name of the Company, a registered accountant or practicing auditor to assist in reviewing such information;

Article	Original Article	Revised Article
Article 5 (Continued)	(5) to conduct an investigation in case of abnormal situation of the Company' s operation; to hire the accounting firms, law firms and other professional organizations to facilitate their work if necessary; (6) to suggest the holding of extraordinary shareholders' general meetings, and, when the Board of Directors does not convene or hold shareholders' general meetings as required by the Company Law, to convene or hold shareholders' general meetings; (7) to suggest the holding of extraordinary meetings of the Board of Directors; (8) to negotiate with the directors and senior management staff on behalf of the Company and to bring lawsuits against the directors and senior management staff; (9) other functions and powers provided for in the laws, regulations and rules, as well as the Articles of Association or granted by the Shareholders' General Meeting.	(5) to conduct an investigation in case of abnormal situation of the Company' s operation; to hire the accounting firms, law firms and other professional organizations to facilitate their work if necessary; (6) to suggest the holding of extraordinary shareholders' general meetings, and, when the Board of Directors does not **lawfully** convene or hold shareholders' general meetings as required by the Company Law, to convene or hold shareholders' general meetings; **(7) to put forward proposals at Shareholders' General Meetings;** (8) to suggest the holding of extraordinary meetings of the Board of Directors; **(9) to negotiate with the directors and senior management staff who have caused losses to the Company by violating laws, administrative regulations or the Articles of Associations while performing their duties on behalf of the Company and to bring lawsuits against them in accordance with laws;** (10) other functions and powers provided for in the laws, regulations and rules, as well as the Articles of Association or granted by the Shareholders' General Meeting.

Article	Original Article	Revised Article
Article 13	The Company's Directors, Manager, Senior Deputy Manager, Deputy Manager, Chief Financial Officer and other senior management staff may not concurrently serve as supervisors.	The Company's Directors, Manager **and other senior management staff** may not concurrently serve as supervisors.
Article 14	The Company's Audit Department is the administrative body of the Supervisory Committee that is responsible for handling the daily affairs of the Supervisory Committee.	The Company's **Internal Audit Department** is the administrative body of the Supervisory Committee that is responsible for handling the daily affairs of the Supervisory Committee.
Article 35	After the motions are reviewed at the meetings of the Supervisory Committee, each supervisor must sign on the meeting minute and resolution.	After the motions are reviewed at the meetings of the Supervisory Committee, **supervisors who attended the meeting must sign on the meeting** minute and resolution.